UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On February 25, 2026, Ferrovial SE (the “Company”) released information regarding its results for the twelve months ended December 31, 2025.
Copies of the following documents are furnished as exhibits to this Form 6-K:
•Presentation materials in connection with the previously announced results presentation for the twelve months ended December 31, 2025 (as Exhibit 99.1);
•A press release dated February 25, 2026 titled “Ferrovial reports strong full-year 2025 results, boosted by robust performance in all businesses” (as Exhibit 99.2).
EXHIBIT INDEX

Exhibit No.	Description
99.1	Results presentation for the twelve months ended December 31, 2025
99.2	Press release dated February 25, 2026 titled “Ferrovial reports strong full-year 2025 results, boosted by robust performance in all businesses”
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: February 25, 2026
                                                                            By: /s/ Ernesto López Mozo________________
                                                Ernesto López Mozo
                                                    Chief Financial Officer